Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in Amendment No. 1 to the Registration Statement of MetaStat, Inc. (the "Company") on Form S-1 (No 333-215101) to be filed on or about October 5, 2017 of our report dated May 30, 2017, on our audits of the consolidated financial statements as of February 28, 2017 and February 29, 2016 and for the each of the years in the two-year period ended February 28, 2017. Our report includes an explanatory paragraph about the existence of substantial doubt concerning the Company's ability to continue as a going concern. We also consent to the reference to our firm under the caption "Experts" in this Amendment No. 1 to the Registration Statement on Form S-1.

/s/ EisnerAmper LLP

New York, New York
October 4, 2017